EXHIBIT 99.1

Tekmira Provides Periodic Update to Shareholders Regarding Litigation

VANCOUVER, British Columbia, May 24, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today provided a periodic update to its shareholders on the ongoing litigation with certain individuals from AlCana Technologies, Inc. in the Supreme Court of British Columbia.

"Recently, the Supreme Court of British Columbia ruled that the litigation pending in Massachusetts Superior Court against AlCana and Alnylam Pharmaceuticals, Inc. should be resolved prior to proceeding to trial in the British Columbia litigation. The injunction granted in January against certain individuals from AlCana is still in force, which orders confidential documents and materials be returned to Tekmira and prohibits the use of Tekmira's confidential information," said Dr. Mark J. Murray, Tekmira's President and CEO.

"Defendants in the BC litigation, who are now employees at AlCana, have admitted taking confidential documents from Tekmira. We will continue to pursue this litigation until damages are recovered and the matter is fully resolved. We remain committed to our goal to regain control of our LNP technology and preserve its full value for Tekmira shareholders, and we are focused on reaching a resolution in the Massachusetts litigation this year," added Dr. Murray.

Recent developments include:

  On January 6, 2012, the British Columbia Supreme Court granted an injunction against certain individuals from AlCana, ordering them to cease using Tekmira's confidential information and to return all of the documents taken from Tekmira. In sworn affidavits, the defendants in British Columbia admitted to taking confidential documents from Tekmira. After reviewing the returned stolen documents, Tekmira confirmed that they contained Tekmira's MC trade secrets, supporting the allegation that Tekmira's confidential information was used to make the MC3 lipid from the Tekmira lipid MC2.

  On March 1, 2012, Tekmira filed a second Notice of Application in the British Columbia Supreme Court seeking to expand the injunction against these individuals.

  On May 18, 2012, the Supreme Court of British Columbia ruled that the dispute between the corporate parties pending in Massachusetts Superior Court should be resolved prior to addressing the matter in British Columbia.

  Tekmira's original injunction granted by the British Columbia Supreme Court is still upheld and orders the AlCana defendants to surrender all confidential information belonging to Tekmira and prohibits the defendants from using or disclosing Tekmira's confidential information to any person or corporation. Tekmira is also seeking general and punitive damages.

  On February 15, 2012, primary document production was completed in the Massachusetts litigation against Alnylam and AlCana. The next phase of this case, depositions of fact witnesses, is to be completed over the next few weeks.

  A trial date of October 30, 2012 has been set in Massachusetts Superior Court for the litigation against Alnylam and AlCana.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the nature and prospects of the civil complaint filed against certain individuals from AlCana in the Supreme Court of British Columbia; the nature and prospects of the complaint filed by Tekmira against Alnylam and AlCana in the Massachusetts Superior Court; the trial date and completion of the deposition phase in Tekmira's litigation with Alnylam and AlCana in the Massachusetts Superior Court; and Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the nature and prospects of the litigation with Alnylam and AlCana filed in the Massachusetts Superior Court; the nature and scope of the civil complaint filed in the Supreme Court of British Columbia against certain individuals from AlCana; the conclusion that Tekmira's confidential information and MC trade secrets were included in the returned documents as a result of the granted injunction in litigation filed with the Supreme Court of British Columbia; costs and timing – including the trial date of October 30, 2012 – of the litigation with Alnylam and AlCana, and the effects of such on Tekmira's financial position and execution of Tekmira's business strategy; LNP's status as a leading RNAi delivery technology; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcome of the litigation with certain individuals from AlCana and the litigation with Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira; there may be no basis for which Tekmira has any rights or entitlement to damages from AlCana in the civil complaint or Alnylam and AlCana in the separate action before the Massachusetts Superior Court in the quantum anticipated by Tekmira, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; Tekmira may not have the resources to continue litigation against Alnylam and AlCana through to recovery of damages; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; future operating results are uncertain and likely to fluctuate; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; and Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2011 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca